

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 2, 2022

Paul Edgecliffe-Johnson
Chief Financial Officer
InterContinental Hotels Group PLC
Broadwater Park
Denham, Buckinghamshire UB9 5HR

>   **Re: InterContinental Hotels Group PLC**
>   **Form 20-F for fiscal year ended December 31, 2021**
>   **Filed March 3, 2022**
>   **File No. 001-10409**

Dear Mr. Edgecliffe-Johnson:

　　　We have reviewed your July 21, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

　　　Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

　　　After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2022 letter.

Form 20-F for fiscal year ended December 31, 2021

Group Cash Flow Summary, page 58

1.　　　We note your response to comments 1 and 3. Please reconfigure the reconciliation in Appendix 2 to begin with the most directly comparable measure calculated in accordance with IFRS, which you indicate is Cash flow from operations, to avoid placing undue prominence on the non-IFRS measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division's Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

You may contact Mark Rakip at (202) 551-3573 or Kristi Marrone at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction